March 27, 2019

Via EDGAR

Sergio Chinos and Kate McHale

Staff Attorneys

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kou You Kai Ltd. Registration Statement on Form S-1 Filed October 9, 2018 File No. 333-227745 Application for Withdrawal

Dear Mr. Chinos and Ms. McHale:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Kou You Kai Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-227745) originally filed with the Commission on October 9, 2018, along with any exhibits filed thereto (the “Registration Statement”).

No securities have been sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Callie Jones, Esq. at Brunson Chandler & Jones, PLLC, 175 S. Main Street, Suite 1410, Salt Lake City, UT 84111; telephone (801) 303-5730; email chase@bcjlaw.com.

Sincerely,

Kou You Kai Ltd.

By:	/s/ Masaru Tanzawa
Masaru Tanzawa
CEO and Director